_results
1Q23

Itaú

_1Q23 Results

Results will be published in the investor relations website on May 8th , before trading hours in Brazil and the United States.

May 8th

at 10 a.m (EDT) | at 11 a.m (Brasília time)

portuguese and english

_Interactive meeting

10 a.m (EDT)

We will present our 1Q23 results in an interactive meeting, with a Q&A session at the end.

register now

_Check out the speakers



_Milton Maluhy
CEO

_Alexsandro Broedel
CFO

_Renato Lulia
IRO

Follow Itaú Unibanco's latest news on our **Investor Relations website.**